UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 27, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Translate Bio, Inc.

File No. 333-225368 - CF#35890

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Translate Bio, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 1, 2018, as amended.

Based on representations by Translate Bio, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1	through February 9, 2021
Exhibit 10.2	through February 9, 2021
Exhibit 10.20	through June 11, 2021
Exhibit 10.21	through February 9, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary